UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

Commission File Number: 333-130901

MACRO BANSUD BANK INC.
(Translation of registrant's name into English)

Sarmiento 447
Buenos Aires C1 1041
Argentina
(Address of principal executive office)
_________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                  Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes  ___           No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Yes  ___           No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes  ___           No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

TABLE OF CONTENTS

Item

1.	A letter dated May 2, 2006 informing the Comisión Nacional de Valores (“CNV”) of an amendment to the by-laws of the Bank changing its name to Banco Macro S.A.

2.	A list of the current Board of Directors, Supervisory Committee and Independent Accountants of Bank as filed with the CNV.

3.	Resolutions approved at the regular and special shareholders’ meeting held on April 28, 2006.

4.	A letter dated May 5, 2006 informing the Buenos Aires Stock Exchange that the Bank has set May 18, 2006 as its record date for the distribution of dividends corresponding to its retained earnings as of December 31, 2005.
5.	A letter dated May 5, 2006 informing the CNV that the Bank has completed its acquisition of Banco del Tucumán S.A.

Item 1.

Buenos Aires, May 2nd, 2006

Comisión Nacional de Valores
25 de mayo 175, 3rd Floor
Buenos Aires

Dear Sirs,

                 The undersigned, as attorney-in-fact of Banco Macro Bansud S.A. (the "Bank"), is addressing the Comisión Nacional de Valores (the "CNV") to inform you that the ordinary and extraordinary shareholders' meeting held on April 28th, 2006 approved the modification of the Bank's corporate name to Banco Macro S.A., as well as an amendment to Section 1 of the Bank's by-laws, which shall read as follows:

Section 1:   Under the name BANCO MACRO S.A. continues operating Banco Macro Bansud S.A., the surviving company of Banco Bansud S.A., which is the surviving company of Banco del Sud Sociedad Anónima, with legal address under the City of Buenos Aires jurisdiction. The Company may establish branches, affiliates, whatever their character, kind or nature, representations or correspondent offices either within or without the country, assigning or not assigning them an amount of capital determined under the legal and banking rules in effect.

                 Sincerely yours,

    /s/ Luis Cerolini
Dr. Luis Cerolini
Attorney-in-fact

Item 2.

List of members of the Board of Directors and the Supervisory Committee and Independent Accountant

Board of Directors		Expiration of Term of Office

Chairman Vice chairman Directors	Jorge Horacio Brito
Delfin Jorge Ezequiel Carballo
Jorge Pablo Brito
Juan Pablo Brito Devoto
Roberto Julio Eilbaum
Luis Carlos Cerolini
Fernando Andrés Sansuste
Carlos Enrique Videla
Alejandro Macfarlane
	Guillermo Eduardo Stanley	12-31-2008 12-31-2008 12-31-2008 12-31-2007 12-31-2007 12-31-2007 12-31-2006 12-31-2006 12-31-2006 12-31-2006
Alternate Directors	Mario Eduardo Bartolomé Ernesto Eduardo Medina Hugo Raúl Garnero	12-31-2008 12-31-2008 12-31-2008
Supervisory Committee
Syndics	Ladislao Szekely Santiago Marcelo Maidana Herman Fernando Aner	12-31-2006 12-31-2006 12-31-2006
Alternate Syndics	Alejandro Almarza Horacio Della Rocca Alejandro Carlos Piazza	12-31-2006 12-31-2006 12-31-2006
Independent Accountant
Accountant	Norberto Marcelo Nacuzzi*	12-31-2006
Alternate Accountant	Eduardo César Coduri*	12-31-2006

* Partners of the public accounting firm Pistrelli, Henry Martin y Asociados S.R.L.

Item 3.

RESOLUTIONS APPROVED AT THE REGULAR AND SPECIAL SHAREHOLDERS’
MEETING HELD ON APRIL 28, 2006

ITEM No. 1: By unanimous eligible votes, with a majority of 565,793,927 votes for and the abstention of 500 votes, the shareholder Mr. Delfín Jorge Ezequiel Carballo and Mr. Fernando Ledesma Padilla, on behalf of The Bank of New York were appointed to sign the Minutes of the Shareholders’ Meeting.

ITEM No. 2: By unanimous eligible votes, with a majority of 565,744,427 votes for and the abstention of 50,000 votes, the documents prescribed by section 234, paragraph 1, of Law 19550, for the fiscal year of the company ended December 31, 2005 were approved.

ITEM NO. 3: By unanimous eligible votes, with a majority of 565,789,427 votes for and the abstention of 5,000 votes, with the due abstention in each case of the shareholders who are members of the Board of Directors as regards their own performance, the performance of the Board and the performance of the Supervisory Committee was approved, as of the date hereof.

ITEM No. 4: By unanimous votes present, with a majority of 565,794,427 votes for, a resolution was adopted to distribute to the shareholders as cash dividends the amount of AR$68,394,344 (10% of the AR$683,943,437 capital stock, with the latest capital stock increase being pending registration) which represents the retained earnings as of December 31, 2005.

As set forth in Section 69.1 of the Argentine Income Tax Law, the above-mentioned dividend distribution is subject to 35% withholding on the portion of dividends exceeding the amount of income calculated pursuant to general applicable principles established thereto, which amounts to AR$9,952,100.99.

The Board of Directors was authorized to make available to the Shareholders, pro rata their own shareholdings, the cash dividends hereby approved, within 30 calendar days, pursuant to the current regulatory provisions.

ITEM No. 5: By a majority of 565,788,427 votes for and 6,000 votes against, the following allocation of the retained earnings for the 2005 fiscal year was approved:

a)	The amount of AR$ 52,543.469.50 to the Statutory Reserve;
b)	The amount of AR$ 68,394,344.- to cash Dividends, pursuant to item No. 4 above;
c)	The amount of AR$ 509,667,335.98 to a new fiscal year.

ITEM No. 6: By a majority of 565,732,427 votes for, the abstention of 56,000 votes and 6,000 votes against, the compensation to the Board of Directors for the fiscal year ended December 31, 2005, in the amount of AR$ 12,163,714.93, exceeding by AR$ 1,046,835.28 the five per cent (5%) limit of the profits increased pursuant to section 261 of Law No. 19.550 and the Rules of the Argentina Securities Commission, in view of the proposed amount of distribution of dividends, was expressly approved.

A resolution was adopted to delegate to the Board of Directors the allocation to each director of the compensation approved in the foregoing paragraph.

ITEM No. 7: By a majority of 561,674,427 votes for, the abstention of 3,224,000 votes and 896,000 votes against, an amount of AR$ 220,200 was approved as fees of the Supervisory Committee; the said amount is charged to the income for the fiscal year ended December 31, 2005.

ITEM No. 8: By a majority of 564,848,427 votes for, the abstention of 50,000 votes and 896,000 votes against, a resolution was adopted to approve the compensation of the Auditor, in the amount of AR$ 844,746.-, paid for his work in connection with the audit of the financial statements for the fiscal year ended December 31, 2005.

ITEM No. 9: the number of regular directors is fixed at ten, and the number of alternate directors, at three.

By a majority of 564.843.427 votes for, the abstention of 55,000 votes and 896,000 votes against, the following regular directors were appointed: Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Jorge Pablo Brito, to hold office for three fiscal years; Messrs. Juan Pablo Brito Devoto, Roberto Julio Eilbaum and Luis Carlos Cerolini, to hold office for two fiscal years; Messrs. Fernando Andres Sansuste, Carlos Enrique Videla, Alejandro Macfarlane and Guillermo Eduardo Stanley, for one fiscal year. Messrs. Mario Eduardo Bartolomé, Ernesto Eduardo Medina and Hugo Raúl Garnero were appointed alternate directors, to hold office for three fiscal years, and it was recorded that any of the alternate directors shall substitute for any of the regular directors in case of absence or vacancy.

ITEM No. 10: The number of regular members and of alternate members of the Supervisory Committee was fixed at three.

By a majority of 564,848,427 votes for, the abstention of 50,000 votes and 896,000 vote against, Messrs. Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner were appointed regular members of the Supervisory Committee, and Messrs. Alejandro Almarza, Horacio Della Rocca and Alejandro Carlos Piazza were appointed alternate members .

ITEM No. 11: By a majority of 564,898,427 votes for and 896,000 votes against, Mr. Norberto Marcelo Nacuzzi (Accountant) was appointed Auditor and Mr. Eduardo César Coduri (Accountant) was appointed Alternate Auditor. Both of them are partners of the firm of auditors Pistrelli, Henry Martin y Asociados S.R.L.

ITEM No. 12: By unanimous eligible votes, with a majority of 565,784,427 votes for and the abstention of 10,000 votes, a resolution was adopted to delegate to the Board of Directors the determination of the Audit Committee’s budget.

ITEM No. 13: So as to reinstate the original name of the company and simplify business in all the regions of the country under a same one-word name, by unanimous eligible votes, with a majority of 565,732,427 votes for and the abstention of 62,000 votes, the change in the corporate name to Banco Macro S.A. and the amendment to section 1 of the corporate bylaws, to read as follows, were approved:

SECTION 1: Banco Macro Bansud S.A., the surviving entity of Banco Bansud S.A., which is, in turn, the surviving entity of Banco del Sud Sociedad Anónima, continues carrying on businesses under the name of BANCO MACRO S.A., with principal place of business in the City of Buenos Aires. The Bank may establish branches, affiliates, of any kind or nature whatsoever, representations or correspondent offices, either within or without the country, whether or not assigning to them a specified capital amount, in accordance with applicable legal and banking rules in effect.

ITEM No. 14: By unanimous eligible votes, with a majority of 565,732,427 votes for and the abstention of 62,000 votes, a resolution was adopted to empower the Board of Directors to accept any possible amendments to the resolutions adopted at this meeting, with respect to the actions for registry consent and filing of the amendment to the bylaws, which may arise from the comments made by the control authority and to propose others, accordingly, and a special power-of-attorney was granted to Luis Carlos Cerolini, Alejandro Senillosa, Josefina Sansuste, Ana Cristina Rodríguez, Hugo Nicolas Luis Bruzone, Mariano Juarez Goñi and Juan Pablo Bove, so that acting jointly, individually or alternately, they may take any action required for the approval and filing of the amendment to the bylaws, before any relevant agency, being empowered to accept or appeal any possible objections, and sign any necessary public or private instruments, including the signature of notices and the withdrawal of documents.

Item 4.

Buenos Aires, May 5 th, 2006

Buenos Aires Stock Exchange

Dear Sirs,

The undersigned, as attorney-in-fact of Banco Macro Bansud S.A. (the “Bank”), is addressing the Buenos Aires Stock Exchange to inform you that on the date hereof the Board of Directors decided to make available as of May 19th, 2006 to holders of the record of the Common Stock as of May 18th, 2006), the cash dividends corresponding to the retained earnings as of December 31, 2005 for a total amount of AR$68,394,344 (10% of the AR$683,943,437 capital stock, being the latest capital stock increase pending registration), which were approved by the ordinary and extraordinary shareholders´ meeting held on April 28th, 2006.

As set forth in Section 69.1 of the Argentine Income Tax Law, the above-mentioned dividend distribution is subject to 35% withholding on the portion of dividends exceeding the amount of income calculated pursuant to general applicable principles established thereto, which amounts to AR$9,952,100.99.

The cash dividends will be made available to the shareholders as of the above-mentioned date at the Caja de Valores S.A. –362 25 de Mayo St., Buenos Aires- from Monday to Friday on regular business hours (10 AM to 3 PM).

Sincerely yours,
/s/ Roberto Eilbaum

Item 5.

Buenos Aires, May 5 th, 2006

Comisión Nacional de Valores
25 de mayo 175, 3rd Floor
Buenos Aires

Re: Banco Macro Bansud. Material Information. Compliance with Section 2, Chapter XXI of Book 6 of the CNV’s rules.

Dear Sirs,

                  The undersigned, as attorney-in-fact of Banco Macro Bansud S.A. ("Banco Macro"), domiciled at 447 Sarmiento St., C1041AAI, City of Buenos Aires, is addressing the Comisión Nacional de Valores (the “CNV”) in order to comply with Section 2, Chapter XXI of Book 6 of the CNV’s rules, and inform that Banco Macro, after having obtained the pending authorizations from the relevant authorities, has completed the acquisition of 164,850 Class A Shares of Banco del Tucumán S.A., representing 75% of its capital stock.

                  Banco del Tucumán S.A. has 25 branches and its headquarters in the province of Tucumán and is currently the financial agent of such province.

Sincerely yours,
/s/ Roberto Eilbaum

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 3, 2006

MACRO BANSUD BANK INC. BY: /s/ Luis Cerolini —————————————— Luis Cerolini Attorney-in-fact